Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

April 2, 2015

VIA EDGAR TRANSMISSION

Mr. Mark Cowan
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Portfolio 21 Global Equity Fund (S000004945)

Dear Mr. Cowan:

This correspondence is being filed in response to your February 27, 2015 oral comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 608 to its registration statement.  PEA No. 608 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 30, 2015 and is designated to become effective on April 2, 2015.  The purpose of PEA No. 608 was to reflect material changes to the Registration Statement.  The Trust is filing this PEA No. 623 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 623 will become effective simultaneously with PEA No. 608 on or about April 2, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.	Please confirm that the Fund’s name, Portfolio 21 Global Equity Fund, will remain unchanged.

The Trust responds by confirming that the Fund will retain its current name, Portfolio 21 Global Equity Fund.

2.	With respect to the Fees and Expenses of the Fund table, please add a footnote, which indicates the change in the Management Fee from 0.95% to 0.90% of the Fund’s average daily net assets.

The Trust responds by adding the footnote as requested.

3.
In the section titled, “Principal Investment Strategies” on pages 4 through 5 of the Prospectus and the section titled, “Principal Investment Strategies and Beliefs” on page 6 of the Prospectus, to the extent that the Adviser considers environmental standards and attributes as part of the investment process, please confirm whether that includes societal impact and corporate governance or explain what types of environmental standards and attributes the Adviser considers as part of the investment process.

The Trust responds by stating that the Fund invests strictly in companies that incorporate principles of environmental sustainability into their business strategies.  When considering investment opportunities the Adviser focuses on the environmental aspects of products and services, the environmental awareness of companies, the environmental impact of companies, and how companies address these issues.  The Adviser also monitors companies’ corporate ethics, governance and social responsibility.

4.
In the section titled, “Principal Investment Risks” on page 2 of the Prospectus, and the section titled, “Principal Risks of Investing in the Fund” on pages 8 through 9 of the Prospectus, under “Management Risk” please enhance the risk disclosure to include investments, which may appear reasonably valued in the Adviser’s view, but may not be reasonably valued.

The Trust responds by revising the disclosure as requested.

5.
In the section titled, “Principal Investment Risks” on page 2 of the Prospectus, under “Foreign Securities and Emerging Markets Risk” please consider enhancing the risk disclosure to include currency exchange rate risk.

The Trust notes that currency exchange rate risk disclosure is included in the Prospectus, pursuant to Item 9 of Form N-1A, under the section entitled “Principal Risks of Investing in the Fund” on page 9 of the Prospectus.  The Trust responds by revising the disclosure in the Summary Section as requested.

6.
In the section titled, “Performance” on page 3 of the Prospectus, with respect to the table indicating the Fund’s average annual total returns, it states “Since Inception” without including the date of inception in the table.  Please add the date of inception to this section of the table.

The Trust responds by revising the disclosure as requested.

7.
In the section, titled, “Performance” on page 3 of the Prospectus, with respect to the table indicating the Fund’s average annual total returns, each index description contains the letters “NTR” or “GTR” in parentheses.  Please revise the disclosure to indicate what is meant by letters “NTR” and “GTR.”

The Trust responds by revising the disclosure as requested.

8.
In the section titled, “Investment Adviser” on page 10 of the Prospectus, with respect to the last sentence in this section, it states “December 31” without including the year.  Please add the year to this sentence.

The Trust responds by revising the disclosure as requested.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Paul Hastings LLP